

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2022

Ross Levinsohn
Chief Executive Officer
Arena Group Holdings, Inc.
200 Vesey Street
24th Floor
New York, New York 10281

> **Re: Arena Group Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed April 1, 2022**
> **File No. 001-12471**

Dear Ross Levinsohn:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology